Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

PREMIUM INCOME EXCEEDING RMB500 BILLION

China Life Insurance Company Limited (the “Company”) is pleased to announce that the accumulated premium income of the Company for the period from 1 January 2017 to 15 December 2017 has exceeded RMB500 billion.

The above information on premium income is unaudited. The Company will make further announcement on the accumulated premium income for the year ended 31 December 2017 in due course.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 15 December 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie